UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

To

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

Zhaopin Limited

(Name of the Issuer)

Zhaopin Limited

SEEK Limited

SEEK International Investments Pty Ltd.

Zebra Mergerco, Ltd.

HH RSV-XVIII Holdings Limited

Hillhouse Capital Fund III, L.P.

Bella Agent Holding Limited

Bella Agent (Cayman) Holding Limited

FountainVest China Growth Fund II, L.P.

FountainVest China Growth Capital Fund II, L.P.

FountainVest China Growth Capital-A Fund II, L.P.

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.01 per share

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Class of Securities)

98954L1031

(CUSIP Number)

Zhaopin Limited 5/F, Shoukai Plaza No.10 Furong Street, Wangjing, Chaoyang District, Beijing People’s Republic of China Attention: Robert Tianruo Pu +86 (10) 5863-5888	SEEK Limited Level 6, 541 St Kilda Road, Melbourne Victoria 3004, Australia Attention: Derek Miller +61 (3) 8517-4100

SEEK International Investments Pty Ltd.

Level 6, 541 St Kilda Road, Melbourne

Victoria 3004, Australia

Attention: Derek Miller

+61 (3) 8517-4100

Zebra Mergerco, Ltd.

c/o Citco Trustees (Cayman) Limited

89 Nexus Way, Camana Bay, P.O. Box 31106

Grand Cayman KY1-1205, Cayman Islands

+1 (345) 949 3977

Hillhouse Capital Fund III, L.P.

HH RSV-XVIII Holding Limited

3rd Floor, 18 Fort Street, George Town

Grand Cayman KY1-1108, Cayman Islands

+1 (345) 749 8642

Bella Agent Holding Limited

Bella Agent (Cayman) Holding Limited

FountainVest China Growth Fund II, L.P.

FountainVest China Growth Capital Fund II, L.P.

FountainVest China Growth Capital-A Fund II, L.P.

c/o FountainVest Partners (Asia) Limited

Suite 705-708 ICBC Tower

3 Garden Road, Central, Hong Kong

Attention: George Jian Chuang / Brian Lee

(+852) 3972-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Nima Amini, Esq. O'Melveny & Myers LLP 31st Floor, AIA Central 1 Connaught Road Central Hong Kong, S.A.R. + (852) 3512-2300	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road, Central Hong Kong, S.A.R. + (852) 3476-9000	Douglas C. Freeman, Esq. Victor Chen, Esq. Paul Hastings 21-22/F Bank of China Tower 1 Garden Road Hong Kong + (852) 2867-1288

Gordon K. Davidson, Esq. David K. Michaels, Esq. Ken S. Myers, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 United States of America +1 (650) 988 8500	Stephanie Tang, Esq. Shearman & Sterling 12/F, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 2978-8028

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$534,726,640.00	$61,974.82***

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) 57,568,050 ordinary shares of the issuer (including ordinary shares represented by the American depositary shares of the issuer) subject to the transaction multiplied by the aggregate cash payment of US$9.10 per ordinary share, plus (b) the product of 1,708,314 Class A ordinary shares issuable under all outstanding and unexercised options subject to the transaction multiplied by US$6.36 per share (which is the difference between US$9.10 and the weighted average exercise price of US$2.74 per share) ((a) and (b) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, issued on August 31, 2016, was calculated by multiplying the Transaction Valuation by 0.00011590.

***	The filing fee of US$53,406.32 has been previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[1]	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)	Zhaopin Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, consisting of Class A ordinary shares, par value US$0.01 per share (each, a “Class A Share”), including the Class A Shares represented by the American depositary shares, each representing two Class A Shares (“ADSs”), and Class B ordinary shares, par value US$0.01 per share (each, a “Class B Share” and, the Class B Shares collectively with the Class A Shares, the “Shares” and each a “Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	SEEK Limited, a public company limited by shares existing under the laws of the Commonwealth of Australia;

(c)	SEEK International Investments Pty Ltd., a proprietary company limited by shares existing under the laws of the Commonwealth of Australia (“Parent”);

(d)	Zebra Mergerco, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Company”);

(e)	HH RSV-XVIII Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Hillhouse Investor”);

(f)	Hillhouse Capital Fund III, L.P., a Cayman Islands exempted limited partnership (the “Hillhouse Equity Sponsor”);

(g)	Bella Agent Holding Limited, a private company limited by shares incorporated under the laws of Hong Kong (“FountainVest Investor”);

(h)	Bella Agent (Cayman) Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

(i)	FountainVest China Growth Fund II, L.P., a Cayman Islands exempted limited partnership (“FountainVest Fund II”);

(j)	FountainVest China Growth Capital Fund II, L.P., a Cayman Islands exempted limited partnership (“FountainVest Capital Fund II”); and

(k)	FountainVest China Growth Capital-A Fund II, L.P., a Cayman Islands exempted limited partnership (“FountainVest Capital-A Fund II”, together with FountainVest Fund II and FountainVest Capital Fund II, collectively, the “FountainVest Equity Sponsors”).

This Transaction Statement relates to the agreement and plan of merger, dated as of April 6, 2017, among the Company, SEEK International Investments Pty Ltd. and Zebra Mergerco, Ltd. (the “Merger Agreement”) providing for the merger of Merger Company with and into the Company (the “Merger”) in accordance with the Cayman Islands Companies Law (as defined below), with the Company continuing as the surviving company (the “Surviving Company”) after the Merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On September 25, 2017, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at the Company’s office at 5/F, Shoukai Plaza, No.10 Furong Street, Wangjing, Chaoyang District, Beijing, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in favor of, among others, the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement, including the Merger.

On September 29, 2017, the Company and Merger Company filed the plan of merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on September 29, 2017. As a result of the Merger, the Company ceased to be a publicly traded company and is thereafter beneficially owned by Parent, the Hillhouse Equity Sponsor and the FountainVest Equity Sponsors.

Other than the Shares described below, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) has been cancelled and converted into and exchanged for the right to receive US$8.16 (the “Per Share Merger Consideration”), and each ADS, together with the two Class A Shares underlying each such ADS, has been cancelled in exchange for US$16.32 (the “Per ADS Merger Consideration”) to be paid, net of the cancellation fee of US$0.05 per ADS, pursuant to the terms of the Deposit Agreement, dated as of June 11, 2014, among the Company, JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary (the “ADS Depositary”), and the holders and beneficial owners of ADSs issued thereunder, in each case, in cash, without interest and net of any applicable withholding taxes. The holders of Shares issued and outstanding immediately prior to the Effective Time (including those shareholders who have validly exercised their dissenting rights) will receive a cash special dividend of US$0.94 per Share (corresponding with US$1.88 per ADS) (the “Special Dividend”).

The US$8.16 Per Share Merger Consideration, together with the US$0.94 per share amount of the Special Dividend, will result in holders of Shares immediately prior to the Effective Time being entitled to receive a total of US$9.10 in cash per share, and the US$16.32 Per ADS Merger Consideration, together with the US$1.88 per ADS amount of the Special Dividend, will result in holder of ADSs immediately prior to the Effective Time being entitled to receive a total of US$18.20 in cash per ADS, in each case in connection with the Merger.

Notwithstanding the foregoing, the following Shares of the Company (including Class A Shares represented by ADSs) were not converted into or exchanged for the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration described in the immediately preceding paragraphs:

(a)       54,503,586 Class B Shares held by Parent immediately prior to the Effective Time (the “Continuing Shares”), which are entitled to receive the Special Dividend but did not receive Per Share Merger Consideration or the Per ADS Merger Consideration in respect therefor, and were not cancelled and instead continue to exist without interruption, and each represents one validly issued, fully paid and non-assessable Class B ordinary share, par value US$0.01 each, of the Surviving Company,

(b)       Shares (including Class A Shares represented by ADSs) held by the Company or its subsidiaries and the ADS Depositary and reserved for issuance pursuant to the Company’s share incentive plans immediately prior to the Effective Time, which have been cancelled and ceased to exist without payment of any consideration or distribution (including the right to receive the Special Dividend) therefor, and

(c)       Shares held by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which have been cancelled at the Effective Time for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law.

In addition to the foregoing, at the Effective Time, (i) except as provided under the alternative option treatment with respect to vested options held by a director and certain officers of the Company described below, each option to purchase Shares granted under the Company’s 2004 Stock Option Plan, 2005 Stock Option Plan, 2006 Stock Option Plan, 2009 Stock Option Plan, 2010 Global Share Plan, 2013 Global Share Plan and 2014 Share Incentive Plan (collectively, the “Share Incentive Plans”) that had become vested and remained outstanding and unexercised as of the Effective Time has been cancelled and, if the per Share exercise price of such vested option was less than US$9.10 (which amount represents the Per Share Merger Consideration plus the per Share Special Dividend), entitled the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries, without interest and net of any applicable withholding taxes, a cash amount equal to the product of (a) the excess, if any, of US$9.10 over the exercise price of such vested option and (b) the number of Shares underlying such vested option; (ii) each option to purchase Shares granted under the Share Incentive Plans of the Company that had not become vested and remained outstanding and unexercised as of the Effective Time has been cancelled and, if the per Share exercise price of such unvested option was less than US$9.10, entitled the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company, without interest and net of any applicable withholding taxes, a restricted cash award equal to the product of (a) the excess, if any, of US$9.10 over the exercise price of such unvested option and (b) the number of Shares underlying such unvested option and subject to the same vesting conditions and schedules applicable to such unvested option without giving effect to the Merger.

Under the alternative option treatment mentioned above, at the Effective Time, all vested options to purchase Shares held by both Evan Sheng Guo, a director and chief executive officer of the Company, and Robert Tianruo Pu, the chief financial officer of the Company, and 50% of the vested options held by each of George Weigang Wang and Jeff Ge Wang, each a vice president of the Company, have been cancelled without any payment and entitle such director and officers of the Company to receive, on or as soon as practicable following the Merger and subject to satisfaction of all applicable Chinese foreign exchange rules, a number of (a) vested options and/or ordinary shares of the Surviving Company or (b) equity securities of a subsidiary of the Surviving Company, as determined by the Surviving Company in good faith consultation with such director and officers, with substantially equivalent economic value based on the value of the cash payment such director and officers would have received in the Merger had it not been for such alternative option treatment, at an equity valuation of the Surviving Company immediately following the Effective Time as implied by US$9.10 per Share (which amount represents the Per Share Merger Consideration plus the per Share Special Dividend). As part of the alternative option treatment, but without duplication thereof, such director and officers may be granted equity interests in a subsidiary of the Surviving Company, whether now or hereinafter existing, in the event of a corporate restructuring based on the same valuation and will have certain rights to liquidate their shareholding upon the occurrence of certain exit events.

At the Effective Time, the Share Incentive Plans and all relevant award agreements applicable to the Share Incentive Plans have been terminated.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (the “NYSE”) and the ADS program for the Shares will terminate. The Company has requested NYSE to file Form 25 with the SEC to notify the SEC of the delisting of the Company’s ADSs on NYSE and deregistration of the Company’s registered securities under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16	Exhibits

(a)-(1)*	Proxy Statement of the Company, dated August 17, 2017 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 6, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 6, 2017 (File No. 001-36474).

(b)-(1)*	Equity Commitment Letter, dated April 6, 2017, by and between the Hillhouse Equity Sponsor and Merger Company.

(b)-(2)*	Equity Commitment Letter, dated April 6, 2017, by and among the FountainVest Equity Sponsors and Merger Company.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated April 6, 2017, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 1, 2017.

(d)-(1)	Agreement and Plan of Merger, dated April 6, 2017, by and among the Company, Parent and Merger Company, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Support Agreement, dated April 6, 2017, by and between Parent and Merger Company, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)*	Interim Investors Agreement, dated April 6, 2017, by and among Parent, Merger Company, Hillhouse Capital Management, Ltd., Hillhouse Investor, the Hillhouse Equity Sponsor, FountainVest Investor, the FountainVest Equity Sponsors, and FV Investment Holdings.

(d)-(4)*	Limited Guarantee, dated April 6, 2017, issued by the Hillhouse Equity Sponsor, in favor of the Company.

(d)-(5)*	Limited Guarantee, dated April 6, 2017, issued by the FountainVest Equity Sponsors, in favor of the Company.

(d)-(6)*	Share Purchase Agreement, dated as of June 21, 2017, by and among Zebra Mergerco, Ltd. and Ridgegate Proprietary Limited, in its capacity as trustee of the CPH Zhaopin Holdings Unit Trust.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

* Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2017

Zhaopin Limited

By	/s/ Peter Andrew Schloss
Name:	Peter Andrew Schloss
Title:	Member of Special Committee

SEEK Limited

By	/s/ Andrew R. Bassat
Name:	Andrew R. Bassat
Title:	Director

SEEK International Investments Pty Ltd.

By	/s/ Ronnie Fink
Name:	Ronnie Fink
Title:	Director

Zebra Mergerco, Ltd.

By	/s/ Colm O’Connell
Name:	Colm O’Connell
Title:	Director

HH RSV-XVIII Holdings Limited

By	/s/ Colm O’Connell
Name:	Colm O’Connell
Title:	Director

Hillhouse Capital Fund III, L.P.

By: Hillhouse Capital Fund III GP, Ltd.,
its general partner

By	/s/ Cuifang (Tracy) Ma
Name:	Cuifang (Tracy) Ma
Title:	Director

Bella Agent Holding Limited

By	/s/ Brian Lee
Name:	Brian Lee
Title:	Director

Bella Agent (Cayman) Holding Limited

By	/s/ Neil Gray
Name:	Neil Gray
Title:	Director

FountainVest China Growth Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By	/s/ Brian Lee
Name:	Brian Lee
Title:	Authorized Signatory

FountainVest China Growth Capital Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By	/s/ Brian Lee
Name:	Brian Lee
Title:	Authorized Signatory

FountainVest China Growth Capital-A Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By	/s/ Brian Lee
Name:	Brian Lee
Title:	Authorized Signatory

EXHIBIT INDEX

(a)-(1)*	Proxy Statement of the Company, dated August 17, 2017 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 6, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 6, 2017 (File No. 001-36474).

(b)-(1)*	Equity Commitment Letter, dated April 6, 2017, by and between the Hillhouse Equity Sponsor and Merger Company.

(b)-(2)*	Equity Commitment Letter, dated April 6, 2017, by and among the FountainVest Equity Sponsors and Merger Company.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated April 6, 2017, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 1, 2017.

(d)-(1)	Agreement and Plan of Merger, dated April 6, 2017, by and among the Company, Parent and Merger Company, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Support Agreement, dated April 6, 2017, by and between Parent and Merger Company, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)*	Interim Investors Agreement, dated April 6, 2017, by and among Parent, Merger Company, Hillhouse Capital Management, Ltd., Hillhouse Investor, the Hillhouse Equity Sponsor, FountainVest Investor, the FountainVest Equity Sponsors, and FV Investment Holdings.

(d)-(4)*	Limited Guarantee, dated April 6, 2017, issued by the Hillhouse Equity Sponsor, in favor of the Company.

(d)-(5)*	Limited Guarantee, dated April 6, 2017, issued by the FountainVest Equity Sponsors, in favor of the Company.

(d)-(6)*	Share Purchase Agreement, dated as of June 21, 2017, by and among Zebra Mergerco, Ltd. and Ridgegate Proprietary Limited, in its capacity as trustee of the CPH Zhaopin Holdings Unit Trust.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

* Previously filed